30 3/6/03

03014133

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
207
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AZROC Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Jonnet Building 4099 William Penn Highway
(No. and Street)

Monroeville, PA 15146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mohammad A. Samad 412-372-1750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michell, Rodger D.
(Name – *if individual, state last, first, middle name*)

P. O. Box 735 Bethel Park, PA 15102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mohammad A. Samad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AZROC Capital Management, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
Ramona R. Kernan, Notary Public
Monroeville Boro., Allegheny County
My commission expires October 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Capital Management, Inc.
Monroeville, Pennsylvania

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of AZROC Capital Management, Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AZROC Capital Management, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethel Park, Pennsylvania
February 11, 2003

AZROC CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 13,423
Money Market Accounts	196,499
Commissions and Fees Receivable	37,610
Deposit with clearing firm	25,000
Limited Partnership interest	9,205
Investments, at cost	33,100
Prepayments	2,462
Property and equipment, net of accumulated depreciation of $31,249	8,550
Total Assets	$ 325,849

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and accrued expenses	$ 37,463
Payroll taxes withheld	180
Total Liabilities	37,643
Stockholder's Equity	
Common Stock, no-par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,780
Retained Earnings	280,426
Total Stockholder's Equity	288,206
Total Liabilities and Stockholder's Equity	$ 325,849

The accompanying notes are an integral part of these financial statements.

AZROC CAPITAL MANAGEMENT, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 251,484
Fee income	139,028
Investment and other income	1,185
Total Revenues	391,697
Expenses	
Salaries and related benefits	250,686
Other expenses	29,048
Occupancy	24,617
Professional services	11,992
Telecommunications	6,599
Depreciation	6,450
Interest	285
Total Expenses	329,677
Net Income	$ 62,020

The accompanying notes are an integral part of these financial statements.

AZROC CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK		ADDITIONAL PAID IN	RETAINED
	SHARES	AMOUNT	CAPITAL	EARNINGS
Balance January 1, 2002	1,000	$ 1,000	$ 6,780	$ 1,193
Net income				62,020
Dividends				(40,000)
Equity from merger of Anderson Samad, Inc.				257,213
Balance, December 31, 2002	1,000	$ 1,000	$ 6,780	$ 280,426

The accompanying notes are an integral part of these financial statements.

AZROC CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net income	$ 62,020
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	6,450
Decrease in Commissions and Fees Receivable	58,267
Decrease in limited partnership interest	1,900
Increase in prepayments	(682)
Increase in accounts payable and accrued expenses	35,541
Increase in withheld payroll taxes	30
Net cash provided from operating activities	163,526
Cash flows from investing activities	
Collection of loan to shareholder	12,445
Equipment purchases	(2,389)
Net cash provided from investing activities	10,056
Cash flows from financing activities	
Payment of demand loan	(100,000)
Payment of loan from shareholder	(94,000)
Cash portion of equity from merger of Anderson Samad, Inc.	217,898
Dividends	(40,000)
Net cash used in financing activities	(16,102)
Net increase in cash	157,480
Cash, beginning of year	52,442
Cash, end of year	$ 209,922

SUPPLEMENTAL INFORMATION

Cash paid during the year for interest (none was capitalized)	$ 285
Non cash financing and investing activities:	NOTE G

The accompanying notes are an integral part of these financial statements.

NOTE A ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer and a member of the National Association of Securities Dealers (NASD), and is supervised by the Securities and Exchange Commission (SEC), and is also a registered investment advisory firm. The company was incorporated in the state of Pennsylvania in 2000. Operations as a broker-dealer began in 2002 after the Company received its membership upon its merger with Anderson Samad, Inc., member NASD, SIPC.

The Company's broker-dealer activities are a continuation of a predecessor company named Anderson Samad, Inc. Effective after the close of business December 31, 2001, in accordance with the Articles of Merger adopted by the directors and shareholder of both companies, AZROC Capital Management, Inc. and Anderson Samad, Inc. merged, and Anderson Samad, Inc. no longer existed after December 31, 2001.

With the merger, the Company combined its assets, liabilities, and equity with that of Anderson Samad, Inc. Anderson Samad, Inc. had assets of $351,385, liabilities of $94,172, and equity of $257,213 that were merged into the Company.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Income and Investment Advisory Income

Commission income and related commissions payable to sales representatives are recorded on a trade date basis. Investment advisory fees are received quarterly but are recognized monthly as earned. No allowance for uncollectible accounts is considered necessary.

Income Taxes

The shareholder has consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code which provide for the Company's income to be taxed directly to its shareholder. Accordingly, no provision for federal or state income taxes has been included in the accompanying financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand and in banks, and money market accounts to be cash equivalents.

NOTE C PROPERTY AND EQUIPMENT

Equipment and leasehold improvements are carried at cost. Expenditures for maintenance and repairs are charged against operations, while renewals and betterments that materially extend the lives of assets are capitalized. Depreciation is computed for financial statement purposes on a straight line basis over 3-5 years, which is management's determination of the estimated useful

NOTE C PROPERTY AND EQUIPMENT (continued)

lives of the assets. Property and equipment consisted of the following as of December 31, 2002:

Computers and equipment	$34,209
Furniture and fixtures	1,819
Telephone equipment	3,771
	39,799
Less accumulated depreciation	(31,249)
	$ 8,550

NOTE D LEASES

The Company leases its office space, and has related obligations under an operating lease with initial noncancellable terms in excess of one year. For the year ended December 31, 2002 rental expense paid under this arrangement was $24,617. The lease contains a renewal option and an escalation clause, and expires in September, 2003. Future rentals through September, 2003 are expected to be $17,322.

NOTE E RELATED PARTY TRANSACTIONS

Transactions with Shareholder and Director

On January 9, 2002 the Company repaid to its shareholder $94,000 that it borrowed from its shareholder on December 31, 2001. The loan was unsecured, non-interest bearing, and due on demand.

In October, 2002 the Company collected $12,445 of a non interest bearing loan made to its shareholder during the prior year.

On January 17, 2002 the Company repaid to a director $100,000 that it borrowed during the year 2000. The loan was unsecured, had a variable interest rate, and was due on demand.

Affiliated Companies

The Company is a general partner in a limited partnership called AZROC1 LP. The amount invested is approximately 4.6% of the total partnership capital, and is recorded as an investment of $9,205 in the Statement of Financial Condition as of December 31, 2002.

NOTE F DEPOSIT WITH CLEARING ORGANIZATION

The Company has $25,000 cash on deposit with its clearing firm, FISERV Securities, Inc., member NASD, SIPC.

NOTE G NON CASH FINANCING AND INVESTING ACTIVITIES

For the Statement of Cash Flows for the year ended December 31, 2002, the Company has included only the cash portion of assets from the merger referred to in NOTE A. Non cash assets of $133,487 and liabilities of $94,172 from the merger have not been included in the elements of changes in components of cash flows.

NOTE H INVESTMENTS

The Company has recorded investments in warrants and stocks related to the NASD/NASDAQ Phases 1 and 2 restructuring. The investments are recorded at cost, and consist of 1,000 shares of THE NASDAQ

NOTE H INVESTMENTS (continued)

STOCK MARKET, INC. costing $13,000, and 1,500 warrants to purchase 1,500 shares of THE NASDAQ STOCK MARKET, INC. costing $20,100 for a total of $33,100. At December 31, 2002 the market value of the stock was $10,000 and the market value of the warrants was undeterminable. Additionally, there was no established market for the warrants.

NOTE I MAJOR CUSTOMER

The Company earns over 50% of its revenues from investment advisory fees charged to, and commissions earned through trades of, one customer, and the loss of that customer could have a materially adverse effect on the Company. While the contract between the parties is cancellable with 30 days notice, the customer has continuously dealt with the Company or its founder since 1991.

NOTE J SIMPLIFIED EMPLOYEE PENSION PLAN

During 2002 the Company started a simplified employee pension plan covering substantially all employees. Contributions accrued for the year 2002, as of December 31, 2002, were the maximum allowable under the Internal Revenue Code, which is $35,325, and is payable before the due date for filing the Company's income tax return, including extensions.

NOTE K NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2002 the Company had a net capital of $230,888. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1.

AZROC CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Computation of net capital	
Total stockholder's equity	$ 288,206
Nonallowable assets	
Securities not readily marketable	33,100
Accounts receivable over 30 days	71
Property and equipment, net	8,550
Investment in affiliate	9,205
Prepayments	2,462
Total nonallowable assets	53,388
Net capital before haircuts	234,818
Haircut on money market accounts	3,930
Net Capital	$ 230,888
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 266,213
Audit adjustment to record SEP contribution	(35,325)
Net capital per above	$ 230,888
Computation of basic net capital required Net capital required is the greater of $5,000 (the minimum dollar requirement of reporting broker dealer) or 6.67% of the aggregate indebtedness (total liabilities):	
Aggregate indebtedness	
Total liabilities	$ 37,643
Aggregate indebtedness X 6.67%	$ 2,511
Net capital (from above)	$ 230,888
Less basic net capital required	(2,511)
Net capital in excess of requirement	$ 228,377
Ratio of aggregate indebtedness to net capital	0.16 : 1

AZROC CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER
RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

TELEPHONE 412-854-0683
FAX 412-854-0245

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Capital Management, Inc.
Monroeville, Pennsylvania

REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements of AZROC Capital Management, Inc. (the Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can

be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethel Park, Pennsylvania
February 11, 2003